EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE: November 3, 2003

     RITCHIE BROS. AUCTIONEERS REPORTS STRONG RESULTS FOR PERIOD ENDED SEPTEMBER 30, 2003 AND DECLARES DIVIDEND

VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE:RBA) today announced its results for the quarter and nine months ended September 30, 2003. The Company’s net earnings for the first nine months of 2003 were $24.8 million, or $1.46 per diluted weighted-average share, compared to $17.2 million, or $1.02 per diluted weighted-average share, in the equivalent period in 2002. The Company also announced the declaration of its second quarterly cash dividend of $0.15 per share. All amounts are presented in United States dollars.

Gross auction sales for the nine months ended September 30, 2003 were $1.08 billion, 18% higher than the gross auction sales reported for the first nine months of 2002. Auction revenues for the nine-month period ended September 30, 2003 were $113.8 million, an increase of 28% over the equivalent period in 2002. Auction revenues as a percentage of gross auction sales were 10.52% for the first nine months of 2003 compared to 9.74% in the first nine months of 2002.

During the nine-month period ended September 30, 2003, Ritchie Bros. sold over 114,000 lots for nearly 17,000 consignors at 99 industrial auctions attracting over 127,000 registered bidders, all significant increases over the equivalent period in the prior year. In addition, the Company’s Agricultural Division conducted 26 agricultural auctions during the nine months ended September 30, 2003.

Gross auction sales for the quarter ended September 30, 2003 were $277.8 million, generating auction revenues of $29.8 million and net earnings of $2.9 million or $0.17 per diluted share.

David E. Ritchie, Chairman and CEO of the Company, commented on the success to date in 2003 by stating: “so far this year we have experienced strong revenue growth in all of our major markets. Our results to date in 2003 show that we are able to grow our sales and our earnings by taking advantage of opportunities in the numerous geographic markets and industry sectors in which we operate. The market for good quality, late model used equipment is very strong; this has created an excellent environment for customers participating in our unreserved auctions.”

Randall J. Wall, the Company’s President and COO added: “We are pleased that our investments in people, facilities, and infrastructure are continuing to deliver strong earnings growth in 2003, and we remain focused on executing our growth strategy. The results to date in 2003 demonstrate the operating leverage that we have built over the last number of years.”

During the first nine months of 2003, bidders participating in Ritchie Bros. auctions using the Company’s rbauctionBid-Live Internet bidding service purchased over $100 million worth of trucks and equipment, bringing cumulative total purchases using this system (which was launched in the first quarter of 2002) to over $180 million.

The Board of Directors today announced the declaration of a quarterly cash dividend of $0.15 per common share payable on December 19, 2003 to shareholders of record on November 28, 2003.

Gross auction sales represents the aggregate selling prices of all items sold at auction during the period but is not a measure of revenue and is not presented in the Company’s consolidated financial statements. Auction revenues represent the revenue earned by the Company related to items sold at auction and consist primarily of the commissions earned and the net profit or loss on the sale of equipment purchased by Ritchie Bros. The Company provides gross auction sales data because it believes this measure better portrays the Company’s sales efforts and that auction revenues and other financial measures are best understood by considering their relationships to gross auction sales.

About Ritchie Bros.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 90 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment utilized in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.

Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results at 8:00am Pacific Time (11:00am Eastern Time) on November 3, 2003. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ and then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Discussion in this press release relating to future periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; the implementation of the Company’s growth strategy; the growth potential of the Agricultural Division; the creation of value for customers and shareholders; and the payment and amount of any future dividends. These risks and uncertainties include: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC filings. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings (USD thousands, except share and per share amounts) — unaudited

	Nine months ended	Nine months ended
	September 30, 2003	September 30, 2002

Gross auction sales	$1,082,286	$915,335

Auction revenues	$113,823	$89,172
Direct expenses	15,200	13,110

	98,623	76,062
Expenses
Depreciation	8,586	6,517
General and administrative	51,720	46,327

Earnings from operations	38,317	23,218
Other income (expenses)
Interest expense	(3,644)	(2,809)
Other income	863	1,833

Earnings before income taxes	35,536	22,242
Income taxes	10,700	4,993

Net earnings	$24,836	$17,249

Net earnings per share	$1.47	$1.03
Net earnings per share — diluted	$1.46	$1.02
Net earnings (excluding gain on sale of property in 2002 Q2)	$24,836	$16,649

Net earnings per share (excluding gain on sale of property)	$1.47	$0.99
Net earnings per share — diluted (excluding gain on sale of property)	$1.46	$0.98
Weighted average shares outstanding	16,869,870	16,788,251
Diluted weighted average shares outstanding	17,029,656	16,906,756

Consolidated Statements of Earnings (USD thousands, except share and per share amounts) — unaudited

	Three months ended	Three months ended
	September 30, 2003	September 30, 2002

Gross auction sales	$277,832	$208,071

Auction revenues	$29,785	$20,991
Direct expenses	3,768	3,105

	26,017	17,886
Expenses
Depreciation	3,032	2,396
General and administrative	17,771	14,564

Earnings from operations	5,214	926
Other income (expenses)
Interest expense	(1,360)	(926)
Other income	417	441

Earnings before income taxes	4,271	441
Income taxes	1,329	(670)

Net earnings	$2,942	$1,111

Net earnings per share	$0.17	$0.07
Net earnings per share — diluted	$0.17	$0.07
Weighted average shares outstanding	16,931,798	16,801,722
Diluted weighted average shares outstanding	17,101,327	16,921,209

Selected Balance Sheet Data (USD thousands)

	September 30, 2003	December 31, 2002

	(unaudited)
Current assets	$230,001	$87,869
Current liabilities	196,308	62,426

Working capital including cash	33,693	25,443
Total assets	473,798	329,136
Long-term debt	35,243	62,612
Total shareholders’ equity	237,479	199,374

Selected Operating Data (unaudited)

	Nine months ended	Nine months ended
	September 30, 2003	September 30, 2002

Auction revenues as percentage of gross auction sales	10.52%	9.74%
Number of consignors	16,753	14,106
Number of bidders	127,047	103,060
Number of buyers	39,406	33,754
Number of permanent auction sites	22	22
Number of regional auction units	7	5

For further information, please contact:
Bob Armstrong
VP — Finance
Phone:     604 273 2101
Fax:         604 273 2405
Email:      barmstrong@rbauction.com